UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

Information to be included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xponential, Inc.

(Name of Issuer)

Common

(Title of Class of Securities)

98415T 10 9

(CUSIP Number)

Margaret E. Holland
Holland, Johns, Schwartz & Penny, L.L.P.
306 West Seventh Street, Suite 500
Fort Worth, TX 76102
(817) 335-1050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98415T 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey A. Cummer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 399,786

	8.	Shared Voting Power 192,782

	9.	Sole Dispositive Power 399,786

	10.	Shared Dispositive Power 192,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dwayne A. Moyers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 253,970

	8.	Shared Voting Power 192,782

	9.	Sole Dispositive Power 253,970

	10.	Shared Dispositive Power 192,782

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 446,752

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.1%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Investors Strategic Partners I, Ltd. 75-2614149

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U. S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 192,782

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 192,782

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 192,782

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.6%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Xponential, Inc., formerly PawnMart, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices located at 6400 Atlantic Boulevard, Suite 190, Norcross, Georgia 30071.

Item 2.	Identity and Background

(a)                  This statement is being filed by Investors Strategic Partners I, Ltd. and the directors and officers of its general partner, Jeffrey A. Cummer and Dwayne A. Moyers (collectively, the “Reporting Persons”).

(b)                 Investors Strategic Partners I, Ltd. is a Texas limited partnership that operates a hedge fund.  Its principal business and office is located at 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.

(c)                  Jeffrey A. Cummer is a Director and Vice President of the Issuer.  His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.  Mr. Cummer is currently employed as president of the Cummer/Moyers Division of Sanders Morris Harris Inc., a wholly owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056.  Mr. Cummer is a United States citizen.

(d)                 Dwayne A. Moyers is Chairman of the Board, Chief Executive Officer and Vice President of the Issuer.  His business address is 4800 Overton Plaza, Suite 300, Fort Worth, Texas 76109.  Mr. Moyers is currently employed as vice president of the Cummer/Moyers Division of Sanders Morris Harris Inc., a wholly owned subsidiary of Sanders Morris Harris Group, Inc., located at 5599 San Felipe, Suite 555, Houston, Texas 77056.  Mr. Moyers is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As reported in the original Schedule 13D filing, on August 30, 2002 the Reporting Persons received shares of Series B Preferred Stock of the Issuer (which are convertible into shares of the Issuer’s Common Stock on a 3.43997248022-for-one basis) as former shareholders of C/M Holdings, Inc. (formerly Cummer/Moyers Holdings, Inc.), a Texas corporation that merged with and into PawnMart, Inc.

The source and amount of funds used by the Reporting Persons for subsequent acquisitions is as follows:

Jeffrey A. Cummer received 27,440 shares of restricted Common Stock under the Issuer’s Capital Incentive Program and related Stock Incentive Plan (collectively, the “Plan”) valued as of the respective dates of grant at prices ranging from $1.55 to $1.74 per share.  The issuance of such restricted stock was in lieu of salary in the amount of $45,823.46.  Mr. Cummer also has the right to acquire 20,000 shares of Common Stock of the Issuer at an exercise price of $1.00 per share within sixty (60) days from February 1,

2005 pursuant to options granted to him under the Issuer’s 2003 Stock Option Plan (the “Stock Option Plan”).

Dwayne A. Moyers received 27,440 shares under the Plan valued as of the respective dates of grant at prices ranging from $1.55 to $1.74 per share.  The issuance of such restricted stock was in lieu of salary in the amount of $45,823.46.  Mr. Moyers also has the right to acquire 45,000 shares of Common Stock of the Issuer at an exercise price of $1.00 per share within sixty (60) days from the February 1, 2005 pursuant to options granted to him under the Stock Option Plan.  Mr. Moyers purchased an additional 8,500 shares at $1.50 per share with personal funds for a total consideration of $12,750.

Investors Strategic Partners I, Ltd. purchased 26,088 shares at prices ranging from $1.45 to $1.62 per share with working capital, for a total consideration of $39,151.56.

Item 4.	Purpose of Transaction
The Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)                  the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Persons may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases and may acquire additional shares under the Plan and the Stock Option Plan.

(b) any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.
(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary.
(d) any change in the present Board of Directors or management of the Issuer.
(e) any material change in the present capitalization or dividend policy of the Issuer.
(f) any material change in the Issuer’s business or corporate structure.
(g) changes in the Issuer’s charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.
(h) any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.
(j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)                  Investors Strategic Partners I, Ltd. is the beneficial owner of 192,782 shares of Common Stock (approximately 7.6% of the total number of shares of Common Stock outstanding) as of February 1, 2005 over which it has sole voting and dispositive power.  Jeffrey A. Cummer is the beneficial owner of 592,568 shares of Common Stock (approximately 20.3% of the total number of shares of Common Stock outstanding) as of February 1, 2005.  He has sole voting and dispositive power over 399,786 shares and shares voting and dispositive power over 192,782 shares.  Dwayne A. Moyers is the beneficial owner of 446,752 shares of Common Stock (approximately 16.1% of the total number of shares of Common Stock outstanding) as of February 1, 2005.  He has sole voting and dispositive power over 253,970 shares and shares voting and dispositive power over 192,782 shares.  Mr. Cummer and Mr. Moyers, as the sole directors of the general partner of Investors Strategic Partners I, Ltd., share voting and dispositive power with respect to the 192,782 shares beneficially owned by Investors Strategic Partners I, Ltd.

(b) The Reporting Persons do not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of such securities of the Issuer.

(c)                  During the sixty (60) days period prior to the filing, Dwayne A. Moyers had the following transactions in the Issuer’s Common Stock:  on December 10, 2004 he purchased 2,000 shares in a private transaction for $1.50 per share, and on December 14, 2005 he purchased 6,500 shares in a private transaction for $1.50 per share.

(d)                 Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Mr. Cummer and Mr. Moyers disclaim beneficial ownership of 192,782 shares of Common Stock of the Issuer held by the limited partnership of which they are directors and officers of its general partner.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits
1	Agreement and Plan of Merger between PawnMart, Inc. and C/M Holdings, Inc. dated August 1, 2002 (1)
2	PawnMart, Inc. 2003 Stock Option Plan (2)
3	Amendment Number One to PawnMart, Inc. 2003 Stock Option Plan (3)
4	PawnMart, Inc. 2003 Stock Incentive Plan (2)
5	Amendment Number One to PawnMart, Inc. 2003 Stock Incentive Plan (4)
6	PawnMart, Inc. Capital Incentive Program dated January 1, 2003 adopted by the Company’s Board of Directors on December 16, 2002 (5)
7	Amendment Number One to PawnMart, Inc. Capital Incentive Program (4)
8	Joint Filing Agreement (6)

(1)	Filed with the Issuer’s Current Report on Form 8-K for event dated August 30, 2002.
(2)	Filed as an exhibit to the Issuer’s Definitive Proxy Statement filed on January 28, 2003
(3)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.
(4)	Filed as an exhibit to the Issuer’s Registration Statement on Form S-8 filed on April 16, 2003.
(5)	Filed as an exhibit to the Issuer’s Quarterly Report on Form 10-QSB filed on February 14, 2003.
(6)	Filed with the Schedule 13D dated August 30, 2002 filed by the Reporting Persons on November 27, 2002.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the persons below certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2005

Investors Strategic Partners I, Ltd.

	By:	Hulen Capital Partners, Inc., General Partner

		By:	/s/ Jeffrey A. Cummer
Jeffrey A. Cummer, President

/s/ Jeffrey A. Cummer
Jeffrey A. Cummer

/s/ Dwayne A. Moyers
Dwayne A. Moyers